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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

SEC FILE NUMBER
8-52993

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Davies 917-542-2135
(Area Code – Telephone No.)

(Confidential Pursuant to Rule 17a-5(e)(3))

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name – if individual, state last, first, middle name)

1301 Avenue of the Americas, 7th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, George Boyan and James R. Davies, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Leumi Investment Services Inc., (the "Company"), as of December 31, 2020, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George Boyan
President

James R. Davies
Chief Financial Officer

Notary Public

ELIANA [illegible]
A Notary Public of [illegible]
My Commission Expires [illegible] 2022

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Leumi Investment Services Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2019.

New York, New York
February 17, 2021

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	394,830
Deposit with clearing organization		100,000
Receivable from clearing organization		1,246,163
Money market investment		5,721,192
Equipment and leasehold improvements, less accumulated depreciation of $190,951		12,584
Accounts receivable		970,438
Deferred tax assets		88,768
Other assets at fair value		504,618
Total Assets	**$**	**9,038,593**
Liabilities and shareholder's equity		
Liabilities:		
Payable to Parent, net	$	374,736
Salaries and wages payable		542,507
Accounts payable		145,018
Total liabilities		**1,062,261**
Shareholder's equity:		
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding		10
Additional paid-in capital		3,115,537
Retained earnings		4,860,785
Total shareholder's equity		**7,976,332**
Total liabilities and shareholder's equity	**$**	**9,038,593**

See accompanying notes

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Notes to Financial Statement
December 31, 2020

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA ("BLUSA" or the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a majority owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to customers.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, during the reporting period in the accompanying financial statements. Such estimates include valuation, the useful lives of equipment and leasehold improvements, and realization of deferred tax assets. Actual results could differ from such estimates.

The worldwide outbreak of COVID-19, a novel coronavirus disease beginning in early 2020, has negatively affected economies, markets and individual companies throughout the world and has increased overall market volatility. Developments that disrupt global economics and financial markets may magnify factors that affect the Company's performance. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this uncertainty. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

Receivable from Clearing Organization

Receivable from clearing organization consists of cash balances held at a third party clearing broker-dealer.

Money Market Investment

Money market investment consists of readily convertible interest-earning money market assets held at a third party clearing broker-dealer.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter. Estimated useful lives are generally as follows: leasehold improvements – over the life of the lease, furniture and equipment – 3 to 10 years, and software – 5 years. Maintenance and repairs are charged to expense and improvements are capitalized.

Loans, Other Assets at Fair Value

The Company elected the fair value option for its loans recorded in other assets at fair value.

Payable to Parent, net

Payable to parent net consists of obligations due to BLUSA. The Company settles these payables on a net basis.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2018.

This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The ASU introduces a new accounting model, the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for receivables and certain off-balance sheet exposures at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaced the previous impairment models in U.S. GAAP, which generally required that a loss be incurred before it is recognized. The new standard applies to receivables arising from revenue transactions such as receivables from clearing brokers. Adoption of this standard did not have a material impact for the Company as of January 1, 2020.

Receivables from clearing brokers. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled

credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts with our clearing broker. Based on these considerations, the allowance for credit loss in accordance with ASC 326 was not material for these receivables as of December 31, 2020.

2. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2020, the Company had net capital of $6,285,500, which was $6,035,500 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 17%.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

3. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. LISI reports interest expense related to income tax matters and income tax penalties in income tax expense. For federal and state and local purposes, LISI is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, LISI computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

The difference between LISI's statutory tax rate and effective tax rate primarily relates to state and local income taxes, net of the federal benefit.

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax laws and tax rates that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2020, LISI had a net deferred tax asset of $88,768. The gross deferred tax asset of $200,759 and gross deferred tax liability of $111,991 relate to differences in the underlying basis for financial reporting and tax purposes. LISI did not record a valuation allowance for deferred tax assets as of December 31, 2020 as it is more likely than not that the assets will be realized.

4. Related-Party Transactions

During 2020, LISI executed dividends, totaling $6 million, to its parent, Bank Leumi USA. LISI does not expect an adverse effect from the dividend distribution on its business or capital standing and LISI's net capital continues to be higher than the minimum requirement.

The Company has cash of $394,830 held in an interest-free checking accounts with the Parent as of December 31, 2020.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

As of the year ended December 31, 2020, the Company had a payable to the Parent of $374,736. The Company pays the payable to the Parent on a periodic basis.

In 2020, the Company purchased an unsecured loan from the Parent. The loan was purchased for $512,276 and is classified as other assets at fair value.

5. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no guarantee liability is carried on the statement of financial condition for these transactions. As of December 31, 2020, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

The Company maintains cash and cash equivalent balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

6. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted process for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

The Company's other assets at fair value primarily consist of loan receivables and are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

As of December 31, 2020, money market investments totaled $5,721,192. Money market investments are classified as Level 1 in the fair valuation hierarchy. As of December 31, 2020, other assets at fair value totaled $504,618. Other assets at fair value are classified as Level 3 in the fair valuation hierarchy as this is valued based on unobservable inputs, including loss factors, estimated time to exit, and discount rates.

8. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2020, that would require recognition or disclosure in these financial statements through February 17, 2021, the date of issuance of these financial statements. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the financial statements.